July 18, 2024

VIA EDGAR

Babette Cooper
Office of Real Estate & Construction
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Cooper:

Re:	ARMOUR Residential REIT, Inc. Form 10-K for Fiscal Year Ended December 31, 2023 Filed March 15, 2024
File No. 001-34766

On behalf of ARMOUR Residential REIT, Inc. (“we”, “our” or the “Company”), set forth below is our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 16, 2024, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed March 15, 2024.

For ease of reference, the Staff’s comment is reproduced below in bold and are followed by our corresponding response.

Form 10-K for the Fiscal Year ended December 31, 2023
Management’s Discussion and Analysis
Results of Operations, page 49

1. We note your disclosure on page 113 stating that net interest margin contains a non-
GAAP financial measure and thus "SEC filings should include enhanced disclosures in accordance with applicable SEC guidance." However, on page 49, you make reference that changes were made in the fourth quarter of 2023 and that your prior presentation of
Net Interest Margin is a non-GAAP financial measure. It appears the current presentation on page 49 no longer contains aspects of a Non-GAAP financial measure.
Please confirm and/or clarify whether this is the case. To the extent the current presentation is still a non-GAAP financial measure, please clarify and/or revise accordingly to comply with the disclosure requirements of Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully confirms that the current presentation on page 49 no longer contains aspects of a Non-GAAP financial measure, and no revisions are required to comply with the disclosure requirements of Item 10 (e) of Regulation S-K. We note and clarify that the reference on page 113 to “the Company’s computation of NIM contains a Non-GAAP financial measure” related to prior annual

Babette Cooper
Office of Real Estate & Construction
United States Securities and Exchange Commission Division of Corporation Finance
July 18, 2024

reports and SEC filings and not the disclosures relating to net interest income beginning on page 49 in our December 31, 2023 Form 10-K including the comparative amounts presented for December 31, 2022 and December 31, 2021, on page 50.
* * * * *
Please feel free to contact me at (772)-617-4340 with any comments or questions you may have with respect to our response.

Very truly yours,
/s/ Gordon Harper
Gordon Harper
Chief Financial Officer

cc: Wilson Lee, United States Securities and Exchange Commission
Bradley D. Houser, Holland & Knight LLP
Lou Romeo, Deloitte & Touche LLP